Exhibit 99.1

AutoNavi Announces Share Repurchase Program

Board of Directors Authorizes Repurchase of up to 2.5 Million ADSs

BEIJING, June 5, 2013 (GLOBE NEWSWIRE) — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced that its Board of Directors has authorized a share repurchase program.

AutoNavi has been authorized, but not obligated, by its board of directors to repurchase up to 2.5 million of the Company’s American depositary shares (“ADSs”) within 12 months, beginning from June 5, 2013. The repurchases may be made from time to time on the open market at prevailing market prices pursuant to a 10b5-1 plan (which allows AutoNavi to repurchase its ADSs pursuant to the pre-determined terms under the plan at any time, including periods in which it may be in possession of material non-public information), in negotiated transactions off the market, in block trades or otherwise. The timing and extent of any purchases will depend upon market conditions, the trading price of its ADSs and other factors, and are subject to the restrictions relating to volume, price and timing under applicable law. AutoNavi expects to implement this share repurchase program in a manner consistent with market conditions and the interests of the Company’s shareholders. AutoNavi’s Board of Directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size accordingly. AutoNavi plans to fund repurchases made under this program from its available cash balance.

“The board’s decision to buy back AutoNavi’s ADSs reflects our belief that our ADSs are presently undervalued in the marketplace,” said Mr. Congwu Cheng, chairman and chief executive officer of AutoNavi. “We also believe that this share repurchase plan reflects our commitment to creating shareholder value as well as the confidence we have in the Company’s growth prospects. Furthermore, our strong cash position enables us to continue to reinvest in our business to enrich our digital map content, develop and promote our mobile offerings, and capture emerging opportunities in the mobile Internet space.”

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the China market, including mobile location-based solutions and Internet location-based solutions, automotive navigation solutions, and public sector and enterprise applications.

For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com

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